APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

54 State Street LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	466,369.46
Bakery Items (deleted)	1,058.25
Cocktails (To Go)	1,735.00
Family Meals	8,820.28
Gift Boxes	27,959.24
Holiday Takeaways	7,101.38
Wine Club Subscription	1,130.96
Total Sales	**514,174.57**
Total Income	**$514,174.57**
Cost of Goods Sold	
Cost of Goods Sold	
Gift Box Expenses	3,410.81
Total Cost of Goods Sold	**3,410.81**
Employee Meals - COS	3,830.32
Other Costs - COS	4,024.00
Payroll {Cost of Labor}	
Cost of Labor - Employer Payroll Taxes	30,578.54
Cost of Labor - Salaries & Wages	187,849.68
Guaranteed payment - Owner	0.00
Total Payroll {Cost of Labor}	**218,428.22**
Purchases - COS	
Bar purchases	74,570.07
Food purchases	161,124.31
Retail Goods	11,553.23
Total Purchases - COS	**247,247.61**
Supplies & Materials - COGS	3,829.99
Total Cost of Goods Sold	**$480,770.95**
GROSS PROFIT	**$33,403.62**
Expenses	
Advertising/Promotional	2,270.39
BakeShop Expenses	
Rent or Lease- BakeShop	1,422.00
Supplies- BakeShop	99.60
Total BakeShop Expenses	**1,521.60**
Bank Charges	4,769.99
Merchant Fees	14,491.29
PayPal Fees	1,687.74
Total Bank Charges	**20,949.02**
Charitable Contributions	4,060.49

	TOTAL
Computer Software & Apps	4,913.97
Disposal Fees	1,304.13
Dues & Subscriptions	755.77
Employee Gifts	752.18
Equipment rental	5,072.67
Food Supplies	117.85
Insurance	18,373.49
Interest Paid	8,790.15
Legal & Professional Fees	1,850.00
Linen and laundry	7,525.01
Marketing	3,759.20
Meals and Entertainment	494.58
Office Expenses	3,719.37
Payroll Processing Fees	522.40
Postage & Shipping	496.28
Rent or Lease	15,300.00
Repair & Maintenance	7,991.47
Supplies	37,178.37
Taxes & Licenses	1,715.26
Travel	429.46
Uncategorized Expense	919.02
Uniforms	348.80
Utilities	20,566.93
Total Expenses	**$171,697.86**
NET OPERATING INCOME	**$ -138,294.24**
Other Income	
Grant Income	77,000.00
Interest Earned	10.98
SBA COVID Grants	77,000.00
Total Other Income	**$154,010.98**
Other Expenses	
Amortization expense	749.00
Depreciation expense	17,494.00
Miscellaneous	0.00
Reconciliation Discrepancies	0.00
Total Other Expenses	**$18,243.00**
NET OTHER INCOME	**$135,767.98**
NET INCOME	**$ -2,526.26**

54 State Street LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	10,000.00
Navigant Checking	27,371.34
Navigant Savings	13,840.75
PayPal	1,044.09
Total Bank Accounts	**$52,256.18**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Credit Card Receivable	4,937.03
DO NOT USE *** Cash	0.00
Inventory	4,025.35
Uncategorized Asset	0.00
Total Other Current Assets	**$8,962.38**
Total Current Assets	**$61,218.56**
Fixed Assets	
Accumulated depreciation	-84,217.00
Furniture & Equipment	22,475.47
Furniture & Equipment- BakeShop	10,074.87
Restaurant Improvements	223,756.02
Total Fixed Assets	**$172,089.36**
Other Assets	
Accumulated amortization	-4,118.00
Intangible Assets	0.00
Pre-Opening Costs	11,228.77
Security deposit	3,231.66
Total Other Assets	**$10,342.43**
TOTAL ASSETS	**$243,650.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	44,584.51
Total Accounts Payable	**$44,584.51**
Credit Cards	
Chase Credit Card	23,813.73

	TOTAL
Total Credit Cards	**$23,813.73**
Other Current Liabilities	
Barter Payable	
Adam Tracy	757.68
Andrew Mau	557.56
Bridget Tierney	265.72
Coffee Guy	83.90
Cronins	11.52
Davison Bolster	81.17
Giovanni Ciocione	1,715.51
Joe & Pam Farmer	2,493.51
Jonathan Glatt	76.05
Laura Sorenson	1,993.28
Mike Cevoli	42.80
Nat Hesse	0.00
O&G	0.00
Sara Ossana	-4,384.58
Sweet Trade	39.15
Tito	874.92
Will Schaff	-216.86
Total Barter Payable	**4,391.33**
Gift Card Payable	34,519.00
Loans	
Katie Dickson Loan	0.00
EIDL Loan	61,200.00
Loan	12,558.25
PPP Loan Payable	0.00
Total Loans	**73,758.25**
Payroll Tax Payable	1,050.00
Sales & Meals Tax Payable	5,131.14
Undistributed Tips (collected & paid)	3,113.59
Total Other Current Liabilities	**$121,963.31**
Total Current Liabilities	**$190,361.55**
Long-Term Liabilities	
Note Payable -	25,937.50
Note payable -	13,000.00
Note Payable -	25,937.50
Notes Payable - Farmer 2020	44,997.84
Total Long-Term Liabilities	**$109,872.84**
Total Liabilities	**$300,234.39**
Equity	
Opening Balance Equity	0.00
Owner Distributions	-52,569.43
Partner Contributions	30,000.00
Retained Earnings	-31,488.35

	TOTAL
Net Income	-2,526.26
Total Equity	**$ -56,584.04**
TOTAL LIABILITIES AND EQUITY	**$243,650.35**

54 State Street LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,526.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Receivable	4,936.00
Inventory	4,024.00
Uncategorized Asset	0.00
Accumulated depreciation	17,494.00
Accumulated amortization	749.00
Accounts Payable (A/P)	44,584.51
Chase Credit Card	23,813.73
Barter Payable	557.56
Barter Payable	-225.00
Gift Card Payable	12,455.98
Loans /Katie Dickson Loan	-17,184.77
Loans:EIDL Loan	61,200.00
Loans Loan	12,558.25
Loans:PPP Loan Payable	0.00
Payroll Tax Payable	-15,700.64
Sales & Meals Tax Payable	-6,073.48
Undistributed Tips (collected & paid)	3,113.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**146,302.73**
Net cash provided by operating activities	**$143,776.47**
INVESTING ACTIVITIES	
Furniture & Equipment	-2,946.37
Furniture & Equipment- BakeShop	-10,074.87
Restaurant Improvements	-54,448.63
Net cash provided by investing activities	**$ -67,469.87**
FINANCING ACTIVITIES	
Note Payable -	25,937.50
Note Payable -	25,937.50
Notes Payable - Farmer 2020	44,997.84
Notes Payable - Farmer DEFUNCT (deleted)	-7,332.90
Opening Balance Equity	0.00
Owner Distributions	-52,569.43
Partner Contributions	-70,000.00
Net cash provided by financing activities	**$ -33,029.49**
NET CASH INCREASE FOR PERIOD	**$43,277.11**
Cash at beginning of period	8,979.07
CASH AT END OF PERIOD	**$52,256.18**

54 State Street LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	511,537.16
BakeShop Sales	119,775.25
Cocktails (To Go)	968.00
Event Income	8,853.33
Family Meals	22,704.50
Gift Boxes	4,481.18
Holiday Takeaways	2,967.00
Wine Club Subscription	18,781.00
Total Sales	**690,067.42**
Uncategorized Income	1,455.15
Total Income	**$691,522.57**
Cost of Goods Sold	
Cost of Goods Sold	
Gift Box Expenses	2,377.21
Total Cost of Goods Sold	**2,377.21**
Employee Meals - COS	1,862.58
Payroll {Cost of Labor}	35,466.25
Cost of Labor - Employer Payroll Taxes	51,629.90
Cost of Labor - Salaries & Wages	381,804.56
Employee Retention Tax Credit {CARES}	-93,534.72
Guaranteed payment - Owner	1,500.00
QSEHRA Disbursements	1,925.40
Total Payroll {Cost of Labor}	**378,791.39**
Purchases - COS	237.83
Bar purchases	69,618.40
Food purchases	169,887.80
Food Purchases- BakeShop	17,488.39
Total Purchases - COS	**257,232.42**
Supplies & Materials - COGS	7,093.54
Total Cost of Goods Sold	**$647,357.14**
GROSS PROFIT	**$44,165.43**
Expenses	
Advertising/Promotional	3,783.97
BakeShop Expenses	
Legal & Professional Fees- BakeShop	19,645.00
Marketing-BakeShop	1,347.00
Rent or Lease- BakeShop	26,530.29
Supplies- BakeShop	3,128.77
Total BakeShop Expenses	**50,651.06**

	TOTAL
Bank Charges	114.00
Merchant Fees	14,163.52
PayPal Fees	157.77
Total Bank Charges	**14,435.29**
Charitable Contributions	3,461.36
Computer Software & Apps	3,739.21
Disposal Fees	981.24
Dues & Subscriptions	2,922.85
Employee Gifts	884.03
Equipment rental	4,674.56
Food Supplies	479.41
Insurance	20,746.63
Interest Paid	9,912.66
Legal & Professional Fees	8,439.00
Linen and laundry	8,217.90
Marketing	2,790.20
Meals and Entertainment	241.96
Office Expenses	2,433.96
Payroll Processing Fees	654.40
Postage & Shipping	159.88
Rent or Lease	18,600.00
Repair & Maintenance	14,267.95
Stationery & Printing	723.63
Supplies	34,971.62
Taxes & Licenses	4,295.43
Travel	84.74
Uncategorized Expense	14,694.44
Utilities	22,413.01
Total Expenses	**$249,660.39**
NET OPERATING INCOME	**$ -205,494.96**
Other Income	
Grant Income	10,750.00
Interest Earned	12.02
Other Misc Income	15.00
SBA COVID Grants	88,578.00
Total Other Income	**$99,355.02**
Other Expenses	
Amortization expense	749.00
Depreciation expense	21,231.00
Reconciliation Discrepancies	-733.02
Total Other Expenses	**$21,246.98**
NET OTHER INCOME	**$78,108.04**
NET INCOME	**$ -127,386.92**

54 State Street LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	40,264.51
Navigant Checking	6,503.61
Navigant Savings	58.41
PayPal	0.00
Total Bank Accounts	**$46,826.53**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Credit Card Receivable	4,937.03
DO NOT USE *** Cash	0.00
Employee Cash Advances	0.00
Inventory	4,025.35
Uncategorized Asset	0.00
Total Other Current Assets	**$8,962.38**
Total Current Assets	**$55,788.91**
Fixed Assets	
Accumulated depreciation	-105,448.00
Furniture & Equipment	22,475.47
Furniture & Equipment- BakeShop	10,074.87
Restaurant Improvements	223,756.02
Total Fixed Assets	**$150,858.36**
Other Assets	
Accumulated amortization	-4,867.00
Intangible Assets	0.00
Pre-Opening Costs	11,228.77
Security deposit	3,231.66
Total Other Assets	**$9,593.43**
TOTAL ASSETS	**$216,240.70**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	88,633.05
Total Accounts Payable	**$88,633.05**
Credit Cards	
Chase Credit Card	11,622.67
Total Credit Cards	**$11,622.67**
Other Current Liabilities	
Barter Payable	
Adam Tracy	757.68
Andrew Mau	557.56
Bridget Tierney	265.72
Coffee Guy	83.90
Cronins	11.52
Davison Bolster	81.17
Giovanni Ciocione	1,715.51
Joe & Pam Farmer	2,493.51
Jonathan Glatt	76.05
Laura Sorenson	1,993.28
Mike Cevoli	42.80
Nat Hesse	0.00
O&G	0.00
Sara Ossana	-4,384.58
Sweet Trade	39.15
Tito	874.92
Will Schaff	-216.86
Total Barter Payable	**4,391.33**
Gift Card Payable	42,477.53
Loans	
/Katie Dickson Loan	-7,707.11
EIDL Loan	61,200.00
Loan	25,558.25
Katie Dickson 11.2021	7,000.00
PPP Loan Payable	0.00
Total Loans	**86,051.14**
Payroll Tax Payable	0.00
Sales & Meals Tax Payable	31,455.93
Undistributed Tips (collected & paid)	2,601.86
Total Other Current Liabilities	**$166,977.79**
Total Current Liabilities	**$267,233.51**

	TOTAL
Long-Term Liabilities	
Federal Income Tax Payable	30,295.00
Note Payable -	26,910.16
Note payable -	13,000.00
Note Payable -	26,910.16
Notes Payable - Farmer 2020	47,697.71
Total Long-Term Liabilities	**$144,813.03**
Total Liabilities	**$412,046.54**
Equity	
Opening Balance Equity	0.00
Owner Distributions	-16,408.41
Partner Contributions	30,000.00
Retained Earnings	-82,010.51
Net Income	-127,386.92
Total Equity	**$ -195,805.84**
TOTAL LIABILITIES AND EQUITY	**$216,240.70**

54 State Street LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-127,386.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Cash Advances	0.00
Uncategorized Asset	0.00
Accumulated depreciation	21,231.00
Accumulated amortization	749.00
Accounts Payable (A/P)	44,048.54
Chase Credit Card	-12,191.06
Gift Card Payable	7,958.53
Loans:Brian O'Donnell/Katie Dickson Loan	-7,707.11
Loans:Karen Dickson Loan	13,000.00
Loans:Katie Dickson 11.2021	7,000.00
Loans:PPP Loan Payable	0.00
Payroll Tax Payable	-1,050.00
Sales & Meals Tax Payable	26,324.79
Undistributed Tips (collected & paid)	-511.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**98,851.96**
Net cash provided by operating activities	**$ -28,534.96**
FINANCING ACTIVITIES	
Federal Income Tax Payable	30,295.00
Note Payable -	972.66
Note Payable -	972.66
Notes Payable - Farmer 2020	2,699.87
Owner Distributions	36,161.02
Retained Earnings	-47,995.90
Net cash provided by financing activities	**$23,105.31**
NET CASH INCREASE FOR PERIOD	**$ -5,429.65**
Cash at beginning of period	52,256.18
CASH AT END OF PERIOD	**$46,826.53**

I, Katherine Dickson, certify that:

1. The financial statements of 54 STATE STREET LLC included in this Form are true and complete in all material respects; and
2. The tax return information of 54 STATE STREET LLC included in this Form reflects accurately the information reported on the tax return for 54 STATE STREET LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   _____

Name: Katherine Dickson

Title: Owner